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                       Filed Pursuant to Rule 424(b)(1)
                          Registration No. 333-12477
PROSPECTUS

                                UNITOG COMPANY
                          266,590 SHARES COMMON STOCK
                               ($.01 PAR VALUE)


     Up to 266,590 shares ("Shares") of Common Stock, $.01 par value per share ("Common Stock"), of Unitog Company ("Company") offered hereby are being offered for the account of certain shareholders of the Company (individually "Selling Shareholder" and collectively "Selling Shareholders"). The Company will not receive any proceeds of the sale of the Shares. See "Selling Shareholders."

     The Selling Shareholders, directly, or through agents, broker-dealers or underwriters designated from time to time, may sell the Shares from time to time on terms to be determined at the time of sale. The Selling Shareholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents. The Selling Shareholders, jointly and severally have agreed to bear all reasonable costs, expenses and fees associated with such registration, subject to a certain maximum amount in connection with the registration and sale of the Shares. The Selling Shareholders shall bear the expense of all sales commissions related to the sale of the Shares. See "Selling Shareholders" and "Plan of Distribution."

     The Common Stock of the Company is included in the Nasdaq National Market under the trading symbol "UTOG." On September 17, 1996, the closing sale price of the Common Stock as reported on the Nasdaq National Market was $28.75 per share.

     The Selling Shareholders, and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on their resale of the Shares may be deemed to be underwriting discounts and commissions for purposes of indemnification arrangements among the Company and the Selling Shareholders. Neither, the Company nor the Selling Shareholders can presently estimate the amount of such compensation.

                               ________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________


               The date of this Prospectus is September 27, 1996
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                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Common Stock is included in the Nasdaq National Market and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement as permitted by the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, which may be inspected at the Commission's offices without charge or copies of which may be obtained from the Commission upon payment of the prescribed fees. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates:

     (a)  Annual Report on Form 10-K for the fiscal year ended January 28, 1996;

     (b) Quarterly Reports on Form 10-Q for the quarters ended April 28, 1996 and July 28, 1996;

     (c) Proxy statement relating to the Annual Meeting of Shareholders held May 23, 1996; and

     (d) The description of Common Stock in the Company's Registration Statement on Form 8-A, dated May 14, 1989, as amended under cover of Form 8, dated May 17, 1989, under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

     Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent
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

that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, upon request, without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than certain exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to: Robert M. Barnes, Secretary, Unitog Company, 101 West 11th Street, Kansas City, Missouri 64105.

                                _______________

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A SUPPLEMENT TO THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITAITON IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                                _______________



                                  THE COMPANY

     The Company is a leading provider of high quality uniform rental services to a variety of industries and sells custom-designed uniforms primarily to national companies in connection with their corporate image programs. The Company manufactures substantially all the uniforms it rents or sells. The Company provides national uniform programs for many of the largest companies in the United States on both a rental and direct sale basis.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby. All of the proceeds from the sale of the Shares offered hereby will be received by Selling Shareholders.

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

                             SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of August 31, 1996, and as adjusted to reflect the sale of the Shares by the Selling Shareholders. None of the individuals identified below owns more than 1% of the Company's outstanding Common Stock as of the date of this Prospectus. Unless otherwise indicated, the Selling Shareholders listed below possess sole voting and investment power with respect to the Shares listed below.

                             Number of Shares                             Number of Shares
Name of                     Beneficially Owned      Number of Shares     Beneficially Owned
Selling Shareholder       Prior to the Offering       Being Offered     After the Offering(1)
-------------------      ------------------------  -------------------  ---------------------
Garry Paul                     133,296(2)              133,296(2)                 0
John Paul                       66,647(3)               66,647(3)                 0
James  D. Sutton, Jr.           66,647(3)               66,647(3)                 0

(1)  Assumes that the Selling Shareholders sell all of the Shares being offered.

(2)  Includes 13,328 shares of Common Stock held in escrow.

(3)  Includes 6,664 shares of Common Stock held in escrow.

     All of the Shares offered hereby are beneficially owned by the Selling Shareholders and were received by the Selling Shareholders in connection with the merger ("Merger") of American Dust Control Co., Inc. ("American Dust") with and into the Company's subsidiary, Unitog Rental Services, Inc. ("Unitog Rental") by agreement ("Merger Agreement") dated March 29, 1996. The Merger resulted in the conversion of all of the shares of American Dust into shares of Common Stock and pursuant thereto the Selling Shareholders received unregistered Common Stock issued by the Company to them in the amounts set forth in the above table. Pursuant to the terms of the Merger Agreement, 13,328 shares of Common Stock for Mr. Garry Paul and 6,664 shares of Common Stock for Messrs. John Paul and James Sutton were placed in escrow ("Escrow Shares"). The Escrow Shares are scheduled to be released to the Shareholders on March 29, 1997, subject to indemnification claims of the Company as provided in the Merger Agreement. The Escrow Shares are being registered herein, but may not be sold until they are released from escrow.

     Prior to the Merger, the Selling Shareholders owned and operated American Dust. Since March 29, 1996, Mr. John Paul has been employed by the Company in the capacity of general manager of the Company's dust control operation in Philadelphia. Mr. Garry Paul entered into a Consulting Agreement with the Company which commenced on April 15, 1996 for a term of twelve months, automatically renewable unless terminated by either party. As part of the Merger, the Company assumed the indebtedness of American Dust to the Selling Shareholders, in the original principal amounts of $203,222 to Garry Paul and $101,611 to each of the other two Selling Shareholders. The outstanding principal balance is approximately $66,740 in the case of Garry Paul, and approximately $33,870 in the case of each of the other two Selling Shareholders. The notes bear interest at the rate of 7% per year, and the final payment of all remaining principal and interest is due on November 1, 1996.

     Under the terms of the Merger Agreement, the Selling Shareholders received certain registration rights ("Registration Rights") covering the Shares of unregistered Common Stock received in the Merger. Pursuant to the Merger Agreement, and the provisions contained therein with respect to the Registration Rights, the Company has caused this Registration Statement to be filed covering the Shares. The Selling Shareholders, jointly and severally, have agreed to bear all reasonable costs, expenses and fees associated with such registration, subject to a maximum

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amount of Forty Thousand Dollars ($40,000) in connection with the registration and sale of the Shares. The Selling Shareholders are also obligated to pay all underwriting discounts and selling commissions attributable to the Shares.


                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Shareholders, pledgees, donees, transferees or other successors in interest on the Nasdaq National Market or any national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or otherwise at prices and on terms then prevailing or at prices related to the then current market price or at negotiated prices. The Selling Shareholders may effect sales of the Shares directly or by or through agents, brokers, dealers or underwriters and the Shares may be sold by one or more of the following methods: (a) an underwritten public offering; (b) in ordinary brokerage transactions; (c) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (d) in "block" sales in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell the block as principal to facilitate the transaction; (e) through the writing of options on the Shares; and (f) through transactions negotiated directly with purchasers. At the time a particular offer is made, a Supplement Prospectus, if required, will be distributed that sets forth the name of any agents, broker-dealers or underwriters, any commissions and other terms constituting compensation and any other required information. Any such Supplement Prospectus will be filed by the Company with the Commission pursuant to Rule 424(c) under the Securities Act. In effecting sales, broker-dealers engaged by the Selling Shareholders and/or the purchasers of the Shares may arrange for other broker-dealers to participate. Broker-dealers will receive commissions, concessions or discounts from the Selling Shareholders and/or the purchasers of the Shares in amounts to be negotiated immediately prior to the sale. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Shareholders and any broker-dealer who acts in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Shares as principals might be deemed to be underwriting discounts and commissions under the Securities Act.

     In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

     Pursuant to the Registration Rights between the Company and the Selling Shareholders, the Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Shares. The Company has agreed to use its reasonable efforts to keep the Registration Statement continuously effective until the Shareholders are eligible to sell the Shares under Rule 144 promulgated under the Securities Act.

     Pursuant to the Merger Agreement, the Company and the Selling Shareholders have agreed to indemnify each other for certain liabilities, including liabilities under the Securities Act, in connection with the registration of the Shares.

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                           FORWARD-LOOKING STATEMENTS

     Forward-looking statements to the extent they appear in this registration statement or are incorporated into this registration statement by reference, including in the Description of Business and in Management's Discussion and Analysis, reflect Management's current expectations for economic and business growth, future revenues and profitability. Actual results may differ materially from those expectations. Factors that could cause results to differ materially include labor-related events, and particularly strikes, labor disputes or increased costs of labor; fluctuations in the cost of materials; and changes in the general economy, including unemployment levels.


                                 LEGAL MATTERS

     The legality of the Shares offered hereby is being passed upon for the Company by Robert M. Barnes, Vice President and General Counsel for the Company.


                                    EXPERTS

     The consolidated financial statements of Unitog Company as of January 28, 1996 and January 29, 1995, and for each of the fiscal years in the three-year period ended January 28, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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